UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended December 31, 2025

Sparx Holdings Group, Inc.
(Exact name of issuer as specified in its charter)

Nevada	92-3402117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1800d Mineral Spring Avenue, #164

North Providence, RI 02904

(Issuer Mailing Address)

401-830-9878

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Sparx Holdings Group, Inc.

For the Six Months Ended December 31, 2025, and 2024

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, the terms “Sparx”, “Sparx Holdings”, “Sparx Holdings Group”, “we”, “us”, “our” or “the Company” refers to Sparx Holdings Group, Inc. The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and the related notes included elsewhere in Item 3 of this report and (2) the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2025, included in our 2025 Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical facts. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

General

Note: For a comprehensive description of our business, please refer to our Form 1-K filed with the Securities and Exchange Commission on October 29, 2025.

On August 29, 2022, we entered into and consummated a Patent License Agreement (the “Agreement”) with Sparx Technologies, LLC, a limited liability company (the “Licensor”). The Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our Chief Executive Officer and director. Ms. DeNunzio is the sole and first-named inventor under a provisional patent application (Serial No. 63/304,302) filed with the United States Patent and Trademark Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and, more specifically, a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement is referenced herein as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC and ceased to be a shell company.

Pursuant to the Agreement, the Company was granted an exclusive license to utilize the licensed technology within the United States.

The Agreement may be terminated by the Licensor at any time, for any reason or no reason, with immediate effect and without any payment or liability to the Company. Upon any such termination, all rights and licenses granted to the Company under the Agreement will immediately terminate, and the Company would be required to cease all use, development, and commercialization of the licensed technology. The Licensor is controlled by Ms. DeNunzio, resulting in a related-party transaction in which she has the ability to determine whether to continue or terminate the Agreement. In such event, the Company would have no rights to continue its current business operations based on such technology, and the Licensor would retain full rights to the licensed technology and may use, license, transfer, or otherwise commercialize such technology without restriction.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company issued One Hundred Million shares (100,000,000) of its common stock (the “Initial License Fee”) to Sparx Holdings, LLC, a limited liability company controlled and solely owned by Ms. DeNunzio. The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term and is non-refundable under any circumstances, including in the event of termination of the Agreement. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course of, or as a result of the Agreement, including all improvements and developments, remains the sole and exclusive property of Licensor, and the Company does not hold any ownership interest in such intellectual property.

The Company’s rights under the Agreement are limited to the United States, and the Licensor may pursue commercial arrangements, including licensing, partnerships, or the sale of the underlying technology, outside of the United States or following any termination of the Agreement. Accordingly, the Company is substantially dependent on the continuation of the Agreement, and any termination of the Agreement or diversion of opportunities by the Licensor could materially adversely affect the Company’s business, financial condition, and results of operations.

The licensed technology remains in a development and prototype stage and is not yet market-ready.

The Company has not secured sufficient financing to conduct large-scale development, testing, or commercialization of the licensed technology. While limited prototype-level development and refinement efforts remain ongoing, the Company has been unable to meaningfully advance the technology toward commercial readiness. As a result, the Company has not been able to execute its business plan as contemplated under the Agreement. The Company will require additional financing to continue development and pursue commercialization of the licensed technology; however, there can be no assurance that such financing will be available on acceptable terms, or at all. Given these circumstances, there can be no assurance that the Agreement will remain in effect, and the Licensor may pursue alternative arrangements with respect to the licensed technology, including licensing, partnerships, or other commercial transactions.

Accordingly, the Company’s ability to continue its current operations is dependent on the continuation of the Agreement and its ability to obtain adequate financing, and there can be no assurance that either will occur.

Intellectual Property and Personnel

Sparx Technologies, LLC has filed various patent and trademark applications related to the underlying technology, including U.S. and international patent applications and applications to register the “SPARX” name and associated design logo.

The Company’s rights under the Patent License Agreement are limited to certain U.S. patent rights. The Licensor has provided the Company informal permission to utilize certain additional intellectual property, including trademark rights and other patent applications; however, there are no formal agreements or contractual rights governing such use, and such permissions may be revoked or may not be formalized.

All patent applications, trademarks, and related intellectual property are owned exclusively by Sparx Technologies, LLC or Ms. DeNunzio, and the Company does not hold any ownership interest in such intellectual property.

The Company has no employees and relies on the services of its sole officer, Ms. Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio, another director. From time to time, the Company may utilize third-party contractors to assist with development activities.

The Company’s development efforts are highly dependent on Ms. DeNunzio. The loss of her services or a change in her involvement could materially adversely affect the Company’s ability to continue its development efforts.

Results of Operations

As of December 31, 2025, and June 30, 2025.

Assets

As of December 31, 2025, and June 30, 2025, we had cash and cash equivalents of $46,461 and $57,625, respectively.

As of December 31, 2025 and June 30, 2025, we did not have any prepaid expenses.

As of December 31, 2025 and June 30, 2025, we did not hold any right-of-use lease assets.

As of December 31, 2025, our total assets were $46,461, compared to $57,625 as of June 30, 2025. The decrease is primarily due to a reduction in cash on hand.

Liabilities

As of December 31, 2025, and June 30, 2025, we had total liabilities of $633 and $3,857, respectively. The decrease was primarily due to a reduction in accrued expenses and other payables.

For the Six Months Ended December 31, 2025, and the Six Months Ended December 31, 2024

Revenues

We have not realized any revenues for the six months ended December 31, 2025, and December 31, 2024.

Plan of Operations

The Company does not own the underlying intellectual property associated with the Sparx™ Smart Sprinkler System, which is owned by the Licensor, and operates pursuant to a patent license agreement. The Company currently does not have a market-ready product available for sale and remains in the development stage of the Sparx™ Smart Sprinkler System licensed to the Company.

Additional testing and regulatory approval(s) will be required before the licensed technology can be considered for commercialization. The Company currently lacks the necessary funding to conduct large-scale testing or third-party evaluations, which are believed to be essential for bringing the licensed technology to market. The Company is actively exploring potential funding options; however, no definitive plans for securing the necessary financing have been determined as of this date.

Notwithstanding the foregoing, the Company’s Chief Executive Officer, Cassandra DeNunzio, continues to devote efforts toward advancing and refining aspects of the licensed technology, including ongoing work related to software functionality and system design. Such efforts are limited in scope and progress due to the Company’s current financial constraints.

Operating Expenses

Our total operating expenses were $9,786 and $26,994 for the six months ended December 31, 2025, and 2024, respectively.

For the six months ended December 31, 2025, our total operating expenses consisted of research and development expenses of $3,220, marketing expenses of $4,988, and general and administrative expenses of $1,578.

For the six months ended December 31, 2024, we had marketing expenses of $4,300 and general and administrative expenses of $22,694.

The decrease in operating expenses for the six months ended December 31, 2025, compared to the same period in 2024, is primarily attributable to a reduction in general and administrative expenses. While no research and development expenses were recorded during the six months ended December 31, 2024, development efforts continued through the efforts of management.

Net Loss

Our net loss was $9,786 and $26,994 for the six months ended December 31, 2025, and 2024, respectively. The decrease in net loss is primarily attributable to the reduction in operating expenses as discussed above.

Operating Activities

For the six months ended December 31, 2025 and December 31, 2024, we had net cash used in operating activities of $(13,010) and $(27,501), respectively. The decrease is primarily due to reduced operating expenses during the current period.

Financing Activities

For the six months ended December 31, 2025, net cash provided by financing activities was $1,846, which consisted of contributions to capital from a related party.

For the six months ended December 31, 2024, net cash provided by financing activities was $18,761, which consisted primarily of proceeds from the sale of stock and contributions to capital.

Compensation

The Company’s stock-based compensation expense for the periods ended December 31, 2025 and 2024 was $0 for both periods.

Liquidity and Capital Resources

Management plans to fund operating expenses through capital contributions from related parties, proceeds from the sale of stock, or other financing methods that have not yet been fully determined. However, there is no guarantee of success in these efforts or that adequate funds will be available to meet the Company’s business objectives.

As of December 31, 2025, the Company had limited capital resources and no access to bank financing or other external funding. The Company believes it must secure additional capital to achieve its business objectives.

While the Company is actively seeking additional capital, there can be no assurance that such capital will be available on acceptable terms, or at all.

The Company’s ability to continue its operations and advance development of the licensed technology is dependent upon the continuation of its patent license agreement and its ability to obtain additional financing. Without such financing, the Company may be required to reduce operations, delay development activities, or cease operations.

Internal Control Over Financial Reporting

As of December 31, 2025, the Company did not maintain effective internal controls over financial reporting. The Company currently lacks formal internal control procedures and does not have an internal audit function in place. Due to the small size of the Company and limited personnel, management is unable to implement adequate segregation of duties, which creates a material weakness in internal control over financial reporting.

Contractual Obligations and Off-Balance Sheet Arrangements

We have the following contractual obligations:

1) Equiniti-Transfer Agent pursuant to Registrar Agreement. The address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120. The phone number is 651-453-2139.

2) Sparx Technologies, LLC patent license agreement executed on August 29, 2022.

3) On December 29, 2023, the Company entered into a lease agreement with related party Lisa DeNunzio (the “Landlord”), who is the mother of our CEO and directors for a term of 5 years, beginning January 1, 2024. The monthly rent was $500 per month. The Company estimated the present value of the lease payments using an estimated incremental borrowing rate of 15%. This lease was terminated on December 31, 2024, and the remaining lease asset and liabilities were eliminated from the financial statements as of December 31, 2024. (see Note 8 to our financial statements below).

We do not have any off-balance sheet arrangements.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.

Operating results for the six months ended December 31, 2025, are not necessarily indicative of the results that can be expected for the year ending June 30, 2026.

Sparx Holdings Group, Inc.

Condensed Financial Statements and Notes

For the Semi-Annual Period Ended December 31, 2025

Sparx Holdings Group, Inc.

Condensed Balance Sheets

	December 31, 2025 (Unaudited)	June 30, 2025 (1)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$46,461	$57,625
TOTAL CURRENT ASSETS	46,461	57,625
TOTAL ASSETS	46,461	57,625

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accrued expenses and other payables	$633	$3,857
TOTAL CURRENT LIABILITIES	633	3,857
TOTAL LIABILITIES	$633	$3,857

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 500,000 shares designated as Series A Convertible Preferred Stock (“Series A”); 0 and 14,140 Series A issued and outstanding as of December 31, 2025 and June 30, 2025, respectively; 2 preferred shares designated as Series Z Super Voting Preferred Stock (“Series Z”); 2 shares of Series Z issued and outstanding as of December 31, 2025, and June 30, 2025)	-	1

Common stock ($.0001 par value, 500,000,000 shares authorized, 287,287,001 and 285,350,031 issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)	28,729	28,535
Additional paid-in capital	236,868	235,214
Accumulated deficit	(219,768)	(209,982)
Total Stockholders’ Equity (Deficit)	45,828	53,769
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$46,461	$57,625

(1) The condensed balance sheet as of June 30, 2025, was derived from the audited balance sheet as of that date.

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.

Condensed Statements of Operations

(Unaudited)

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
Operating expenses

Research & Development Expenses	$3,220	$-
Marketing Expenses	4,988	4,300
General & Administrative Expenses	1,578	22,694
Total operating expenses	9,786	26,994

Net loss	$(9,786)	$(26,994)

Basic and Diluted net loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	286,423,786	285,350,031

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended June 30, 2025, to December 31, 2025

(Unaudited)

	Common Shares	Par Value Common Shares	Preferred Shares	Par Value Preferred Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2025	285,350,031	$28,535	14,142	$1	$235,214	$(209,982)	$53,768
Preferred Series A shares converted to common shares	1,936,970	194	(14,140)	(1)	(192)	-	-
Expenses paid on behalf of the Company and contributed to capital	-	-	-	-	1,846	-	1,846
Net loss	-	-	-	-	-	(9,786)	(9,786)
Balances, December 31, 2025	287,287,001	$28,729	2	$-	$236,868	$(219,768)	$45,828

Sparx Holdings Group, Inc.

Statement of Changes in Stockholders’ (Deficit)

For the Period Ended June 30, 2024, to December 31, 2024

(Unaudited)

	Common Shares	Par Value Common Shares	Preferred Shares	Par Value Preferred Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Balances, June 30, 2024	285,350,031	$28,535	2	$-	$212,498	$(167,697)	$73,336
Series A preferred shares sold	-	-	14,000	1	13,999	-	14,000
Expenses paid on behalf of the Company and contributed to capital	-	-	-	-	4,761	-	4,761
Net loss	-	-	-	-	-	(26,994)	(26,994)
Balances, December 31, 2024	285,350,031	$28,535	14,002	$1	$231,258	$(194,691)	$65,103

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,786)	$(26,994)
Adjustment to reconcile net loss to net cash used in operating activities:

Changes in current assets and liabilities:
Prepaid expense	-	1,062
Accrued expenses and other payables	(3,224)	(1,569)
Net cash used in operating activities	(13,010)	(27,501)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash from the sale of stock	$-	$14,000
Expenses contributed to capital	1,846	4,761
Net cash provided by financing activities	1,846	18,761
Net change in cash	$(11,164)	$(8,740)
Beginning cash balance	57,625	74,552
Ending cash balance	$46,461	$65,812

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.
Notes to the Condensed and Unaudited Financial Statements

Note 1 - Organization and Description of Business

Sparx Holdings Group, Inc. (“the Company”), formerly known as “Prime Time Holdings, Inc.,” was incorporated on June 30, 2021, in the State of Nevada.

On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On May 18, 2022, Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Following the appointment of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies.

The Company has no employees at this time and relies upon the services of our sole officer, Cassandra DeNunzio, who is also a director, and Jeffrey DeNunzio, another director. Jeffrey DeNunzio is the brother of Cassandra DeNunzio.

The results for the six months ended December 31, 2025, are not necessarily indicative of the results of operations for the full year. These financial statements and related footnotes should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 1-K for the year ended June 30, 2025, filed with the Securities and Exchange Commission.

The accompanying condensed financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows as of December 31, 2025 and for the related periods presented have been included.

The Company has a fiscal year end of June 30th.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 2025, and June 30, 2025 were $46,461 and $57,625 respectively.

Leases

Lease right of use (“ROU”) assets and liabilities are recognized at commencement date of the lease, based on the present value of lease payments over the lease term. We determine if a contract is a lease at the inception of the arrangement. We review all options to extend, terminate, or purchase the ROU assets, and when reasonably certain to exercise, we include the option in the determination of the lease term and lease liability. The lease ROU asset also includes any lease payments made and excludes any lease incentives. When readily determinable, we use the implicit rate in determining the present value of lease payments. When leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date, including the lease term. We recognize ROU assets and liabilities for all leases with a lease term of 12 months or longer.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at December 31, 2025 and June 30, 2025.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of December 31, 2025 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of December 31, 2025.

The Company’s stock-based compensation expense for the periods ended December 31, 2025 and 2024 was $0 for both periods.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of December 31, 2025, the Company has incurred a net loss of approximately $219,768 which resulted in a net operating loss for income tax purposes. The loss results in a deferred tax asset of approximately $46,151 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2024, we have completed four taxable fiscal years.

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has incurred a net operating loss carryforward of $219,768 which begins expiring in 2036. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of December 31, 2025 except for the following:

On August 29, 2022, we entered into and consummated a Patent License Agreement (“Agreement”) with Sparx Technologies, LLC, a limited liability company (“Licensor”). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent and Trademark Office (“USPTO”) on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company’s common stock (the “Initial License Fee”). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee’s Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The consummation of the Agreement is deemed to be a related party transaction given Cassandra DeNunzio serves as our sole officer, and as a member of our Board of Directors. She is also the sole member and controller of Sparx Technologies, LLC.

Note 6 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $0.0001: 500,000 preferred shares designated as Series A Convertible Preferred Stock (“Series A”) and 2 preferred shares designated as Series Z Super Voting Preferred Stock (“Series Z”).

There were 0 and 14,140 shares of Series A Convertible Preferred Stock outstanding as of December 31, 2025 and June 30, 2025, respectively, and 2 shares of Series Z Super Voting Preferred Stock outstanding as of December 31, 2025 and June 30, 2025.

On March 15, 2024, the Board of Directors authorized the issuance of one share of Series Z Super Voting Preferred Stock to our CEO and Director, Ms. Cassandra DeNunzio, and one share of Series Z Super Voting Preferred Stock to our Director Jeffrey DeNunzio with an 80% voting designation.

On March 15, 2024, we filed a Certificate of Designation amending our Articles of Incorporation and designating the rights and restrictions of 2 shares of our Series Z Super Voting Preferred Stock, par value $.0001 per share, pursuant to resolutions approved by our Board of Directors on March 15, 2024. In addition, on March 15, 2024, we filed a Certificate of Designation amending our Articles of Incorporation and designating the rights and restrictions of 500,000 shares of our Series A Convertible Preferred Stock, par value $.0001 per share, pursuant to resolutions approved by our Board of Directors on March 15, 2024.

On September 20, 2024, the Company sold through NetCapital, Inc., an SEC registered crowdfunding portal, 14,000 shares of Series A preferred stock to approximately 16 investors, generating total gross proceeds of $14,000. The majority of these investors were family and friends, including, but not limited to, Jeffrey DeNunzio, the Company’s Director and brother of Cassandra DeNunzio; Thomas DeNunzio, father of both Jeffrey and Cassandra DeNunzio; and Cassandra DeNunzio, the Company's sole officer, whose husband also participated as an investor in this offering. The Series A shares did not carry voting rights and automatically converted into an equivalent dollar amount of the Company’s common shares on September 21, 2025, 366 days after the close of the Regulation Crowdfunding offering. The stated value of each Series A share were $1. The aforementioned shares were sold pursuant to Regulation Crowdfunding.

Additionally, on September 20, 2024, the Company issued 140 shares of Series A to Netcapital Funding Portal, Inc., in exchange for services related to the Company’s crowdfunding offering. These shares also and automatically converted into an equivalent dollar amount of the Company’s common shares on September 21, 2025, 366 days after the close of the Regulation Crowdfunding offering.

Pursuant to the Certificate of Designation of the Series A Convertible Preferred Stock, all outstanding Series A shares automatically converted on September 21, 2025, into 1,936,970 total shares of common stock in accordance with the conversion formula explicitly set forth in that Certificate of Designation.

Series Z Voting Power

The Series Z Super Voting Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the shareholders of the Company’s Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company, and shall be entitled to vote with respect to any question upon which shareholders of Common Stock or shareholders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the shareholders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, as one class.

For so long as at least one share of Series Z Super Voting Preferred Stock is issued and outstanding, the Holders of Series Z Super Voting Preferred Stock shall vote together as a single class with the shareholders of any other class or series of shares entitled to vote with the Common Stock, with the Holders of Series Z Super Voting Preferred Stock being entitled to eighty percent (80%) of the total votes on all such matters regardless of the actual number of Series Z Super Voting Preferred Stock then outstanding, and the shareholders of voting capital stock and any other shares entitled to vote being entitled to their proportional share of the remaining 20% of the total votes based on the their respective voting power.

The Holders of Series Z Super Voting Preferred Stock shall have no liquidation rights and will not be entitled to any dividends. Series Z Super Voting Preferred Stock is not convertible into any other shares of the Company.

Common Stock

The authorized common stock of the Company consists of 500,000,000 shares with a par value of $0.0001. There were 287,287,001 and 285,350,031 shares of common stock issued and outstanding as of December 31, 2025 and June 30, 2025, respectively.

Pursuant to the Certificate of Designation of the Series A Convertible Preferred Stock, all outstanding Series A shares automatically converted on September 21, 2025, into 1,936,970 total shares of common stock in accordance with the conversion formula explicitly set forth in that Certificate of Designation.

During the year ended June 30, 2024, 1,525,000 shares of common stock were sold to 7 shareholders at $.02 per share for proceeds totaling $30,500. These shares were sold pursuant to the Company’s qualified Regulation A+ offering.

Additional Paid-In Capital

During the period ended June 30, 2025, Thomas DeNunzio, a shareholder of the Company and father of the Company’s directors, paid approximately $8,577 in expenses on behalf of the Company.

During the period ended December 31, 2025, Thomas DeNunzio, a shareholder of the Company and the father of the Company’s directors, paid expenses on behalf of the Company totaling approximately $1,846.

Note 7 - Related-Party Transactions

Office Space

We utilize the home office space and equipment of our management at no cost.

Lease

On December 29, 2023, the Company entered into a lease agreement with related party Lisa DeNunzio (the “Landlord”) and mother of our CEO and directors for a term of 5 years, beginning January 1, 2024. The monthly rent was $500 per month. (see Note 8). This lease was terminated on December 31, 2024.

Preferred Series Z shares

On March 15, 2024, we issued one share of our Series Z Super Voting Preferred Stock to Ms. Cassandra DeNunzio and one share of our Series Z Super Voting Preferred Stock to Mr. Jeffrey DeNunzio as compensation for services to the Company (see Note 6 - Preferred Shares).

Note 8 - Lease Assets and Liabilities

On December 29, 2023, the Company entered into a lease agreement with related party Lisa DeNunzio (the “Landlord”) and mother our CEO and directors for a term of 5 years, beginning January 1, 2024. The monthly rent was $500 per month. The Company estimated the present value of the lease payments using an estimated incremental borrowing rate of 15%. This lease was terminated on December 31, 2024, and the remaining lease asset and liabilities were eliminated from the financial statements as of December 31, 2024.

Note 9 - Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended December 31, 2025, and has found that there was nothing material to disclose.

Item 4. Exhibits

Exhibit No.	Description

1A-2 (i)	Articles of Incorporation (1)
1A-2 (ii)	Certificate of Amendment (2)
1A-2 (iii)	Amended and Restated By-laws (3)
1A-3A (i)	Certificate of Designation of Series Z Super Voting Preferred Stock (4)
1A-3A (ii)	Certificate of Designation of Series A Convertible Preferred Stock (5)

____________________

(1)	Filed as EX-3.2 to Form 10-12G with the Securities and Exchange Commission on July 26, 2021
(2)	Filed as EX-31 to Form 8-K filed with the Securities and Exchange Commission on July 22, 2022.
(3)	Filed as EX1A-2B to our Offering Statement (1-A) filed with the Securities and Exchange Commission on March 31, 2023.
(4)	Filed as EX1U-2A (i) to Form 1-U filed with the Securities and Exchange Commission on March 18, 2024
(5)	Filed as EX1U-2A (ii) to Form 1-U filed with the Securities and Exchange Commission on March 18, 2024

 Signatures

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Cranston, Rhode Island on April 7, 2026.

Sparx Holdings Group, Inc.

By:	/s/ Cassandra DeNunzio
Chief Executive Officer, Chief Financial Officer (Principal Executive Officer, Principal Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer, Chief Financial Officer, Director (Principal Executive Officer, Principal Financial Officer)
Date: April 7, 2026